SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 4, 2016

On May 4, 2016, at 12:00 p.m., at the Company’s office located at Rua Lemos de Monteiro, n° 120, 15º andar, São Paulo/SP, CEP 05501-050, an Ordinary Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members, as per the signatures placed at the end of these minutes. Board Member Álvaro Fernandes da Cunha Filho and his respective Alternate, as well as Board Member Marcela Drehmer were absent due to justified reason, with the latter being replaced by her respective Alternate. Officers Carlos Fadigas, Fernando Musa, Gustavo Valverde, Pedro Freitas and Marcelo Arantes de Carvalho, as well as Mr. Roberto Bischoff, Mr. Guilherme Furtado and Mr. Ismael Campos de Abreu, representatives of the Fiscal Board of the Company, were present. The Chairman of the Board of Directors, Mr. Newton Sergio de Souza, presided over the meeting, and Mrs. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for deliberation: 1) PROPOSAL FOR DELIBERATION: After due analysis of the Proposal for Deliberation (“PD”), a copy and related documentation of which were previously forwarded to the Board Members for cognizance, pursuant to the Internal Regulations thereof, and shall remain duly filed at the Company’s headquarters, the following deliberation was approved by unanimous vote of the attendees, under the terms and conditions set out in the respective PD: 1.1) PD.CA/BAK-04/2016 – Governance and Conformity within the Company and its Controlling Companies, (i) to authorize the creation of the Conformity Committee of the Board of Directors of Braskem S.A., with the purposes, duties and operations described in the respective PD, and (ii) to define the responsibilities of the leader of the Conformity Program of Braskem, who will report directly to the Coordinator of the Conformity Committee, pursuant to the respective PD; 2) Election of Officer – (i) to acknowledge the resignation presented on this date by the Chief Executive Officer Carlos Fadigas de Souza Filho, recording the vote of gratitude to the resigning Officer for his dedication and contribution during the exercise of his functions in the Executive Office of the Company; (ii) to elect Mr. Fernando Musa, Brazilian citizen, married under the partial property ruling, engineer, enrolled in the Individual Taxpayers’ Register of the Minister of Finance (CPF/MF) under No. 073.612.828-06, bearer of Identity Card RG No. 9 617 644-1 SSP/SP, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Lemos Monteiro, nº 120, 22º andar, Butantã, São Paulo/SP, CEP 05501-050, to perform the role of Chief Executive Officer of the Company for the remaining term of office, which will end at the time of the Board of Directors’ meeting which will take place after the Ordinary General Meeting to be held in 2018. The Officer hereby elected will take office on this date, having presented written statements, for the purposes of article 37, item II, of Law 8,934, of November 18, 1994, with wording given by Law 10,194, of February 14, 2001, according to the

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 4, 2016

provision of paragraph 1 of article 147, of Law 6,404, of December 15, 1976, that he is not prevented by special law or has not been sentenced for any crime of bankruptcy, prevarication, bribery or payoff, graft, embezzlement, or against welfare, public faith or property, or to a criminal penalty that prohibits, even if temporarily, the access to public positions; he also presented, in order to comply with the provisions of CVM Rulings Nos. 358, of January 3, 2002, and 367, of May 29, 2002, written statements in accordance with the terms of said Rulings, which have been filed in the headquarters of the Company. On such occasion, the Board Members welcomed Mr. Fernando Musa. Due to the election approved above, the Company’s Executive Office has now the following composition: Fernando Musa – Chief Executive Office, Gustavo Sampaio Valverde, Luciano Nitrini Guidolin; Marcelo de Oliveira Cerqueira; Marcelo Arantes de Carvalho and Pedro Van Langendonck Teixeira de Freitas – Investors’ Relations Officer; 3) Allocation of the Managers’ Compensation – in compliance with the provisions in articles 25 and 26 of the Company’s Bylaws, and after hearing the People and Organization Committee, the allocation of the compensation of the Company’s managers was approved as per the annual values approved by the Annual and Extraordinary General Meeting held on April 6, 2016. II) Subjects for Acknowledgment: Presentations and reports were made by the respective persons in charge regarding the following themes: a) Braskem’s results for the 1st quarter of 2016; b) Growth plan in the USA; c) Update on the start of the XXI Ethylene Project; and d) Meetings of the People and Organization Committee and of the Finance and Investment Committee, both held on the date hereof. III) Subjects of Interest to the Company: Nothing to record. IV) Closing of the Minutes - As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary. São Paulo, May 4, 2016. Signed: Newton Sergio de Souza – Chairman; Marcella Menezes Fagundes – Secretary; Alfredo Lisboa Ribeiro Tellechea; Antônio Aparecida de Oliveira; Antônio Britto Filho; Daniel Bezerra Villar; Edson Chil Nobre; Ernani Filgueiras de Carvalho; João Carlos Trigo de Loureiro; Luiz de Mendonça and Mauro Motta Figueira.

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 05, 2016
BRASKEM S.A.

By:	/s/ Pedro Van Langendonck Teixeiras de Freitas

	Name:	Pedro Van Langendonck Teixeiras de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.